Exhibit 99.1

COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR OCTOBER 2022

PANAMA CITY, Nov. 15, 2022 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for October 2022:

Operating Data	October	October	% Change
	2022	2019
Copa Holdings (Consolidated)
ASM (mm) (1)	2,141.0	2,035.0	5.2%
RPM (mm) (2)	1,904.8	1,727.7	10.2%
Load Factor (3)	89.0%	84.9%	4.1p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

Given the irregular nature of the Company's operations starting in March 2020 due to the Covid-19 pandemic, we are comparing this traffic report to 2019 statistics.

Consolidated capacity (ASMs) came in 5.2% higher than in October 2019, while passenger traffic (RPMs) increased by 10.2%. As a result, the load factor for the month was 89.0%, 4.1 percentage points higher than in October 2019.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.

PRESS RELEASE CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774

CPA-G